

October 22, 2010

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

      Re: **Insulet Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 9, 2010
              Amendment No. 1 to Form 10-K filed August 9, 2010
              File No. 001-33462

Dear Mr. Roberts:

      We have reviewed your response letter dated October 8, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Note 16. Restatement of Previously Issued Financial Statements, page F-23

1.   Please refer to prior comment 1. We note your response to our comment where you provided a summarized discounted cash flow analysis for the various debt prepayment scenarios. Please respond to the following:

- Provide us your accounting basis for excluding the commitment fee from the discounted cash flow model for the original debt agreement. Please summarize for us the impact including the commitment fee would have on the discounted cash flow analysis provided.
- Provide us with your detailed calculation for the effective interest rate of 20.5% as it appears to have a significant impact on the model and changed significantly from the original calculation of 13%.
- We see that you included $1.2 million of transaction fees as part of the discount on the original debt. We note on page F-14 of the Form 10-K/A that the total transaction fees were $3.0 million. Describe for us your accounting basis for excluding the additional $1.8 million in transaction fees.
- In your response you refer to $6.1 million as the "fair value of the warrants". However on page F-15 of the Form 10-K/A you refer to the $6.1 million as the "relative fair value". Please reconcile these two statements. Provide us with an updated assessment based on the fair value of the warrants if not $6.1 million.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any questions.

                                          Sincerely,

                                          /s/Kate Tillan for

                                          Martin James
                                          Senior Assistant Chief Accountant